Exhibit 14

Binding TERM SHEET

FOR The HealthCor Partners

SENIOR convertible NOTE Investment in

CAREVIEW COMMUNICATIONS, INC.

DECEMBER 27, 2013

This Binding Term Sheet summarizes the principal terms of the HCP Senior Convertible Note investment in CareView Communications, Inc., a Nevada corporation (the “Company”). This Term Sheet shall be governed in all respects by the laws of the State of Delaware.

The senior convertible notes issued on April 21, 2011 and January 31, 2012, respectively, are herein referred to as the “Existing Notes”.

OFFERING TERMS

Proposed Closing Date:	On or about January 14, 2014, or as soon as practicable thereafter (the “Closing”).

Investors:	HealthCor Partners Management, L.P., on behalf of certain affiliated funds (collectively, “HCP”).

Type and Amount of Investment:	$5,000,000 of a Senior Convertible Note (the “New Senior Convertible Note”).

Maturity:	10 years following the issuance of the New Senior Convertible Note.

Interest:

The New Senior Convertible Note shall bear interest accordingly:

During years 1-5 (the “First Five Year Note Period”), interest will be payable (on a cumulative basis) by the issuance of additional convertible debt (a “PIK”) at an interest rate of 12.5%, compounded quarterly.

During years 6-10 (the “Second Five Year Note Period”), interest may be paid in cash or as a continuation of the cumulative PIK (at the Company’s option), at an annual interest rate of 10.0%, compounded quarterly.

Interest shall be calculated and payable on a quarterly basis in arrears.

Notwithstanding the foregoing, during the existence of an event of default, the then applicable interest rate will be increased by 5%.

Interest Acceleration:

Same as the Existing Notes (i.e., two ‘five-year’ periods), with the following exception:

The New Senior Convertible Note will include the following language and the last sentence of Section 2(d)(i) of each of the Existing Notes will be amended and restated in its entirety to read as follows:

“For purposes of this Note, the term “Major Event” shall mean the occurrence of (i) the signing of a definitive agreement or a series of agreements for the transfer, sale, lease or license of all or substantially all of the Company’s assets or capital securities; (ii) the signing of a definitive agreement to consolidate or merge with or into another Person (whether or not the Company is the Successor Entity) that results or would result, after giving effect to the consummation of the transactions contemplated by such agreement, in such other Person (or the holders of such other Person’s capital stock immediately prior to the transaction) (other than the Holder or its Affiliates) being or becoming the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty-five percent (35%) or more of any class of the Company’s or the Successor Entity’s outstanding capital securities; (iii) the signing of a definitive agreement or a series of agreements to consummate a stock acquisition or sale or other business combination (including, without limitation, a reorganization, recapitalization, or spin-off), or series thereof, with any other Person or Persons (other than the Holder or its Affiliates) that results or would result, after giving effect to the consummation of the transactions contemplated by such agreement or agreements, in such other Person or Persons being or becoming the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty-five percent (35%) or more of any class of the Company’s outstanding capital securities; (iv) the commencement or other public announcement by any Person (other than the Company, the Holder or the Holder’s Affiliates) of a purchase, tender or exchange offer for 35% or more of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer); (v) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) (other than the Holder or its Affiliates) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of either (x) 35% or more of the aggregate ordinary voting power represented by issued and outstanding Common Stock or (y) 35% or more of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by the such Person or Persons as of the date hereof; or (vi) the public announcement by any Person, Persons or group (other than the Company, the Holder or the Holder’s Affiliates) of a bona fide intention to enter into any of the agreements or to engage in or commence any of the actions described in clauses (i) through (v) above, or otherwise reflecting an intent to acquire the Company or all or substantially all of its assets or capital securities, or the public announcement by the Company of its receipt of a communication from such a Person, Persons or group evidencing the same.”

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Optional Conversion:

HCP will have the right, at any time, and at its sole discretion, to convert, in whole or in part, the principal and accumulated accrued interest of the New Senior Convertible Note into common stock of the Company.

The conversion price the New Senior Convertible Note shall be equal to $0.40.

The Company from time to time may decrease the conversion price if the Board shall have made a determination that such decrease would be in the best interests of the Company.

Call Provision:	None

Put Provision:	None

Forced Conversion Provision:	None

Covenants:	Same as the Existing Notes.

Events of Default	Same as the Existing Notes.

Security:	The New Senior Convertible Note will be pari passu with the Existing Notes and have the same security rights.

Warrant:

The Company shall issue HCP a warrant to purchase 4,000,000 shares. The actual number of shares will be subject to final adjustments, based on the Company’s stock price at the time of Closing, but in no event will be less than 4,000,000.

The strike price of this warrant shall be equal to $0.40. The Company from time to time may decrease the strike price if the Board shall have made a determination that such decrease would be in the best interests of the Company.

The term of the warrant shall be 10 years and shall include cashless exercise provisions.

Preemptive Rights:	Same as the Existing Notes.

Representations and Warranties:	Standard representations and warranties by the Company.

Registration Rights:	Same as the Existing Notes.

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Conditions to Close:	Conditions to Closing shall be mutually satisfactory final documentation and the lack of: (i) a Company material adverse change (“MAC”), (ii) new information that is deemed highly unfavorable to the Company or (iii) a Market MAC. HCP shall use good faith in determining what events or information would be considered to fall under any of the conditions outlined in the previous sentence. It shall be a further condition to Closing that the closing sale price of the Company’s common stock on the OTC Markets-OTCQB shall at no time prior to Closing be less than $0.25 per share.

Use of Proceeds:	Use of proceeds is intended to enable the Company to (i) install equipment pursuant to hospital contracts, (ii) recruit and employ executives and sales personnel with experience in the healthcare/hospital space, (iii) expand its intellectual property portfolio, and (iv) for general working capital purposes.

No-Shop / Confidentiality:	The Company agrees that it will not, from the date these terms are accepted until January 31, 2014, take any action to solicit, initiate, encourage or assist the submission of, or engage or enter into any negotiations, discussions or agreements with respect to, any proposal, negotiation or offer from any person or entity other than HCP relating to the sale or issuance of any of any financial security of the Company or the acquisition, sale, lease, license or other disposition of the Company or any material part of the stock or assets of the Company and shall notify HCP promptly of any inquiries by any third parties in regards to the foregoing. The Company will not disclose the terms of this Term Sheet to any person other than officers, members of the Board of Directors, and the Company’s accountants and attorneys and other potential investors acceptable to HCP, without the written consent of HCP or except as required by law.

Expenses:	The Company will bear the reasonable legal fees and other out-of-pocket expenses of HCP with respect to the transaction.

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EXECUTED this 27th day of December, 2013.

HealthCor Partners Management, L.P.

By:	HealthCor Partners Management GP, LLC, its general partner

By:
Name:
Title:
Date:

CareView Communications, Inc.

By:
Name:
Title:
Date:

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